FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                 REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                               CHAMPION ENTERPRISES, INC.
            (Exact name of registrant as specified in its charter)

                          Michigan                         38-2743168
         (State of incorporation or organization)    (I.R.S. Employer
                                                     Identification No.)

     2701 University Drive, Suite 320, Auburn Hills, Michigan   48326
     (Address of principal executive offices)                (Zip Code)


If this Form relates to the              If this Form relates to the
registration of a class of debt          registration of a class of debt
securities and is effective upon         securities and is to become effective
filing pursuant to General               simultaneously with the effectiveness
Instruction A(c)(1), please check        of a concurrent registration
the following box.                       statement under the Securities Act of
                   /  /                  1933 pursuant to General Instruction
                                         A(c)(2), please check the following
                                         box.
                                              /  /



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

Preferred Stock Purchase Rights    New York Stock Exchange, Inc.
                                   Chicago Stock Exchange, Incorporated
                                   The Pacific Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None







ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On January 9, 1996, the Board of Directors of CHAMPION ENTERPRISES, INC. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $1.00 par value (the "Common Stock"), of the Company. The distribution is payable on February 5, 1996 to the Company's shareholders of record on February 5, 1996. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, no par value (the "Preferred Stock"), at a price of $140 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Common Stock or (ii) ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of February 5, 1996, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 5, 1996 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of February 5, 1996 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 5, 2006, unless earlier redeemed by the Company as described below.

         The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock; (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or a dividend paid in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    In the event (i) that the Company were acquired in a merger or other business combination transaction in connection with which all or a part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property; or (ii) that 50% or more of the Company's assets or earning power were sold, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that (i) the Company were the surviving corporation in a merger and its Common Stock were not changed or exchanged; or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement; or (iii) in certain circumstances, an Acquiring Person becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise that number of shares of the Common Stock (or, in certain circumstances, a combination of cash, other property, Preferred Stock, Common Stock and/or other securities) having a market value of two times the exercise price of the Right. Each of the events described in this paragraph constitutes a "Triggering Event" under the Rights Agreement.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Prior to a Triggering Event, fractional shares of the Preferred Stock will not be issued (other than fractions which are integral multiples of one one-hundredths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one one-hundredth of a share of Preferred Stock. Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one share of Common Stock.

    At any time prior to 5:00 P.M., Detroit time, on the tenth business day following the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock of the Company (the "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"); provided that if such redemption occurs on or after the Shares Acquisition Date the Board shall be entitled to so redeem the Rights only if such redemption is approved by a majority of the Continuing Directors (as defined in the Rights Agreement) and the Continuing Directors constitute a majority of the Board of Directors. Thereafter, the Company's right of redemption may be reinstated, prior to a Triggering Event, (i) if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company; and (ii) there are no other Persons, immediately following the event described in clause (i), who are Acquiring Persons. Additionally, the Continuing Directors may at any time prior to the occurrence of a Triggering Event, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price; provided that such redemption is in connection with the consummation of a merger or other business combination involving the Company but not involving an Acquiring Person or its Affiliates or Associates which is determined to be in the best interests of the Company and all its shareholders by a majority of the Continuing Directors or by the holders of 80% of the outstanding Common Stock not owned by the Acquiring Person or its Affiliates or Associates. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity or correct any defect or inconsistency and by the Continuing Directors, prior to the Distribution Date, to make changes deemed to be in the best interests of the holders of the Rights or, after the Distribution Date, to make such other changes which do not adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person and its Affiliates and Associates), or to shorten or lengthen any time period under the Rights Agreement, except that no amendment to adjust the time periods governing redemption shall be made at such time as the Rights are not redeemable.

    A copy of the Rights Agreement has been filed as Exhibit 2 to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 2.




ITEM 2.  EXHIBITS

EXHIBIT NO.                        DESCRIPTION

    1 Form of certificate representing Rights (included as Exhibit B to the form of Rights Agreement filed herewith as Exhibit 2). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Shares Acquisition Date; or (ii) the tenth business day after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons (other than the Company or certain entities affiliated with or associated with the Company), if, upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 20% or more of such outstanding shares of Common Stock.

    2 Form of Rights Agreement, dated as of January 9, 1996, between Champion Enterprises, Inc. and Harris Trust and Savings Bank









                                   SIGNATURE

    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                CHAMPION ENTERPRISES, INC.

                                /S/ A. JACQUELINE DOUT

Dated: January 11, 1996         By:  A. Jacqueline Dout
                                     Executive Vice President and
                                     Chief Financial Officer




3490DRM






                                 EXHIBIT INDEX



EXHIBIT NO.                        DESCRIPTION

    1 Form of certificate representing Rights (included as Exhibit B to the form of Rights Agreement filed herewith as Exhibit 2). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Shares Acquisition Date; or (ii) the tenth business day after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons (other than the Company or certain entities affiliated with or associated with the Company), if, upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 20% or more of such outstanding shares of Common Stock.

    2 Form of Rights Agreement, dated as of January 9, 1996, between Champion Enterprises, Inc. and Harris Trust and Savings Bank